UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.  20549

                                    SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                     (Amendment No.   )*

                              American Shared Hospital Service
                                    (Name of Issuer)

                                    Common Stock
                              (Title of Class of Securities)

                                      029595105
                                    (CUSIP Number)

                   Keith Honig Esq., 1 SunAmerica Center, Los Angeles, CA
                              90067-6022 (310) 772-6306
      (Name, Address and Telephone Number of Person Authorized to Receive
                               Notices and Communications)

                                    May 17, 1995
                        (Date of Event which Requires Filing of this
                                    Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ----.

Check the following box if a fee is being paid with the statement ---. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                                Page 2 of 65 Pages
                              SCHEDULE 13D

CUSIP No. 029595105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Sun Life Insurance Company of America
      52-0502540
---------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ---
                                                                  (b) ---
-------------------------------------------------------------------------
3.    SEC USE ONLY
-------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
---------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Arizona
---------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
NUMBER OF                     190,567 shares of Common Stock (includes
SHARES                        39,770 shares issuable upon the
BENEFICIALLY                  conversion of warrants)
OWNED BY                      --------------------------------------------
EACH
REPORTING               8.    SHARED VOTING POWER
PERSON
WITH                          --------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
                              190,567 shares of Common Stock (includes
                              39,770 shares issuable  upon the conversion
                              of warrants)
                              ---------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      190,567 shares of Common Stock (includes 39,770 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.78%
14.   TYPE OF REPORTING PERSON
      IC
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                Page 3 of 65 Pages
                              SCHEDULE 13D

CUSIP No. 029595105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anchor National Life Insurance Company
      86-0198983
---------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ---
                                                                  (b) ---
--------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)

--------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      California
-------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
NUMBER OF                     279,401 shares of Common Stock (includes
SHARES                        58,310 shares issuable upon the conversion of
BENEFICIALLY                  warrants)
OWNED BY                      --------------------------------------------
EACH                    8.    SHARED VOTING POWER
REPORTING
PERSON                        --------------------------------------------
WITH                    9.    SOLE DISPOSITIVE POWER
                              279,401 shares of Common Stock (includes
                              58,310 shares issuable upon the conversion of
                              warrants)
                              --------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      279,401 shares of Common Stock (includes 58,310 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.0%
--------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IC
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                Page 4 of 65 Pages

                              SCHEDULE 13D
CUSIP No. 029595105

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunAmerica Inc.
      86-0176061
---------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) ---
                                                                  (b) ---
---------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      OO
---------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (a)
---------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------
                        7.    SOLE VOTING POWER
NUMBER OF                     87,955 shares of Common Stock (includes
SHARES                        18,356 shares issuable upon the conversion of
BENEFICIALLY                  warrants)
OWNED BY                      --------------------------------------------
EACH                    8.    SHARED VOTING POWER
REPORTING
PERSON                        ---------------------------------------------
WITH
PERSON                  9.    SOLE DISPOSITIVE POWER
                              87,955 shares of Common Stock (includes
                              18,356 shares issuable upon the conversion of
                              warrants)
                              ---------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      87,955 shares of Common Stock (Includes 18,356 shares issuable upon the conversion of warrants)
--------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.21%
--------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      HC
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                Page 5 of 65 Pages

                             STATEMENT PURSUANT TO RULE 13d-1
                                          OF THE
                             GENERAL RULES AND REGULATIONS
                                     UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer

            Common Stock with no par value
            American Shared Hospital Services,
            a California Corporation,
            4 Embarcadero Center, Suite 3620
            San Francisco, California  94111-4155


Item 2.  Identify and Background

            Sun Life Insurance Company of America
            1 SunAmerica Center
            Los Angeles, California  90067

            Anchor National Life Insurance Company
            1 SunAmerica Center
            Los Angeles, California  90067

            SunAmerica Inc.
            1 SunAmerica Center
            Los Angeles, California  90067

            Sun Life Insurance Company of America ("Sun Life of America") is an Arizona Stock Insurance Company. The principal business of Sun Life of America is issuing annuities and guaranteed investment contracts. Sun Life of America is the parent company of Anchor National Life Insurance Company ("Anchor National").

      Anchor National is a California Stock Insurance Company. The principal business of Anchor National is issuing annuities and Guaranteed Investment Contracts.

            SunAmerica Inc. ("SunAmerica") is a Maryland Corporation and is the parent company of Sun Life of America. The principal business of SunAmerica is to act as a holding company (Sun Life of America, Anchor National and SunAmerica are collectively referred to herein as the "Reporting Persons").

            During the past five years neither Sun Life of America, Anchor National nor SunAmerica has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or been found to be in violation of any such laws.

                                                Page 6 of 65 Pages

            The executive officers, directors and control persons of Sun Life of America, Anchor National and SunAmerica are listed in the attached Exhibits A, B and C, respectively, along with their principal occupations, the address where their principal occupation is conducted, and their business addresses. All of the persons listed in Exhibits A, B and C are U.S. citizens. None of the persons listed in Exhibit A, B or C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been made subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or been found to be in violation of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

            In connection with a restructuring of the Company, the Reporting Persons, pursuant to the terms of the Note Purchase Agreement, dated as of May 12, 1995, by and among the Company and the signatories thereto (the "Note Purchase Agreement"), were entitled to receive an aggregate of 557,923 shares (including 116,436 warrants immediately exercisable upon the payment of an exercise price initially equal to $0.75 per warrant (the "Warrants")) of the Common Stock of the Company. In exchange for an aggregate of $9,515,000 in principal amount of the Company's 16 1/2% Senior Subordinated Exchangeable Reset Notes Due 1996 (the "Subordinated Notes") upon consummation of the Note Purchase Agreement. On May 17, 1995, the terms and conditions of the Note Purchase Agreement were satisfied, and in connection therewith, the issuance of the 557,923 shares of Common Stock (including 116,436 Warrants) to the Reporting Persons in exchange for the Subordinated Notes upon consummation of the Note Purchase Agreement.

            The Reporting Persons acquired beneficial ownership of such shares of the Common Stock and the Warrants by virtue of the distribution of shares of the Common Stock and the Warrants pursuant to the Note Purchase Agreement.

            The foregoing response to Item 3 is qualified in its entirety by reference to the Note Purchase Agreement and the Common Stock Purchase Warrant, the full text of which are filed as Exhibit 1 and Exhibit 2, respectively hereto, and incorporated herein by this reference.

Item 4.  Purpose of Transaction

            The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Note Purchase Agreement described in Item 3 above. Such shares of the Common Stock and the Warrants were acquired in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the issuer.




                                                Page 7 of 65 Pages

            The Reporting Persons may change any of their current intentions, acquire additional shares of the Common Stock or the Warrants or sell or otherwise dispose of all or any part of the Common Stock or the Warrants beneficially owned by the Reporting Persons, or take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

            The foregoing response to this Item 4 is qualified in its entirety by reference to the Note Purchase Agreement the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.

Item 5.  Interest in the Securities of the Issuer

            The Reporting Persons acquired beneficial ownership of the shares of the Common Stock and the Warrants described in Item 3 to which this Statement on Schedule 13D relates as a result of the consummation of the Note Purchase Agreement and the distribution of shares of the Common Stock and the Warrants thereunder.

            (a) SunAmerica Inc. beneficially owns 87,955 shares of the Common Stock (including 18,356 Warrants) or 2.21% of the Common Stock outstanding. Sun Life Insurance Company of America beneficially owns 190,567 shares of the Common Stock (including 39,770 Warrants) or 4.78% of the Common Stock outstanding. Anchor National Life Insurance Company beneficiary owns 279,401 shares of Common Stock (including 58,310 Warrants) or 7.0% of the Common Stock outstanding. The Reporting Persons beneficially own, in the aggregate, 557,923 shares of the Common Stock (including 116,436 Warrants) or 13.99% of the Common Stock outstanding. Beneficial ownership of such shares was acquired as described in Item 3.

            (b) The number of shares of the Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in the cover pages and such information is incorporated herein by this reference.

            (c) Except as disclosed in Item 3 herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

            (d) The Reporting Persons have the sole right to receive dividends from, or the proceeds from the sale of, the securities reported hereon.

            (e)   Not applicable.




                                                Page 8 of 65 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

            The responses to Item 3, Item 4 and Item 5 are incorporated herein by this reference.

            Pursuant to the terms of the Note Purchase Agreement, the Reporting Persons have, among other things, agreed to vote the shares of Common Stock acquired thereunder in favor of certain proposals expected to be put to shareholder vote. In addition, in order to induce the Reporting Persons and other noteholders to enter into the Note Purchase Agreement, the Company and such noteholders (including the Reporting Persons) agreed to enter into a Registration Rights Agreement, dated as of May 17, 1995, pursuant to which among other things, the Company granted certain registration rights to the Reporting Persons and the other noteholders and the Reporting Persons and other noteholders agreed not to sell or otherwise transfer the Common Stock and Warrants acquired pursuant to the Note Purchase Agreement until the earlier of September 17, 1995 and the shareholder vote described above.

            The foregoing response to this Item 6 is qualified in its entirety by reference to the Registration Rights Agreement, the full text of which is filed as Exhibit 3 hereto, and incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits

            (1)   The Note Purchase Agreement, dated as of May 12, 1995.

            (2)   Form of Common Stock Purchase Warrant, dated as of May
17, 1995.

            (3)   The Registration Rights Agreement, dated as of May 17,
1995.




                                                Page 9 of 65 Pages

                              Exhibit A

Sun Life Insurance Company of America (AZ)

            Name                          PRINCIPAL OCCUPATION

Directors:  Eli Broad, Chairman (1)       see below
            James R. Belardi (1)          see below
            Lorin M. Fife (1)             see below
            Jana W. Greer (1)             see below
            Susan L. Harris (1)           see below
            Gary W. Krat (1)              see below
            Clark P. Manning, Jr. (1)     see below
            Peter McMillan (1)            Executive Vice President & Chief
                                          Investment Officer of SunAmerica
                                          Investments, Inc.
            Scott L. Robinson (1)         see below
            Jay S. Wintrob (1)            see below

Officers:   Eli Broad (1)                 President and Chief Executive
                                          Officer of Sun Life Insurance
                                          Company of America ("Sun Life of
                                          America") and Anchor National
                                          Life Insurance Company ("Anchor
                                          National")
            Jay S. Wintrob (1)            Executive Vice President of Sun
                                          Life of America and Anchor
                                          National
            James R. Belardi (1)          Senior Vice President and
                                          Treasurer of Sun Life of America
                                          and Anchor National
            Lorin M. Fife (1)             Senior Vice President, General
                                          Counsel and Assistant Secretary
                                          of Sun Life Insurance Company of
                                          America and Anchor National
            Jana W. Greer (1)             Senior Vice President of Sun Life
                                          of America and Anchor National
            Susan L. Harris (1)           Senior Vice President and
                                          Secretary of Sun Life of America
                                          and Anchor National
            Gary W. Krat (1)              Senior Vice President of Sun Life
                                          of America and Anchor National
            Clark P. Manning, Jr. (1)     Senior Vice President of Sun Life
                                          of America and Anchor National
            Scott L. Robinson (1)         Senior Vice President of Sun Life
                                          of America and Anchor National
            N. Scott Gillis (1)           Vice President and Controller of
                                          Sun Life of America and Anchor
                                          National
            Scott H. Richland (1)         Vice President and Assistant
                                          Treasurer of Sun Life of America
                                          and Anchor National

                                                Page 10 of 65 Pages

            Edwin R. Reoliquio (1)        Senior Vice President and Actuary
                                          of Sun Life of America and Anchor
                                          National
            Victor E. Akin (1)            Vice President of Sun Life of
                                          America and Anchor National
            Michael L. Fowler (1)         Vice President of Sun Life of
                                          America and Anchor National
            J. Franklin Grey (1)          Vice President of Sun Life of
                                          America and Anchor National
            Keith B. Jones (1)            Vice President of Sun Life of
                                          America and Anchor National
            Michael Lindquist (1)         Vice President of Sun Life of
                                          America and Anchor National
            Edward P. Nolan (1)           Vice President of Sun Life of
                                          America and Anchor National
            Gregory M. Outcalt (1)        Vice President of Sun Life of
                                          America and Anchor National
            James W. Rowan (1)            Vice President of Sun Life of
                                          America and Anchor National


-----------------------------------------------------
(1) Business address and address where principal occupation is located is 1 SunAmerica Center, Los Angeles, California 90067.

                                                Page 11 of 65 Pages

                                          Exhibit B

Anchor National Life Insurance Company (CA)

            Name                          PRINCIPAL OCCUPATION

Directors:  Eli Broad, Chairman (1)       see below
            James R. Belardi (1)          see below
            Lorin M. Fife (1)             see below
            Jana W. Greer (1)             see below
            Susan L. Harris (1)           see below
            Gary W. Krat (1)              see below
            Clark P. Manning, Jr. (1)     see below
            Peter McMillan (1)            Executive Vice President & Chief
                                          Investment Officer of SunAmerica
                                          Investments, Inc.
            Scott L. Robinson (1)         see below
            Jay S. Wintrob (1)            see below

Officers:   Eli Broad (1)                 President and Chief Executive
                                          Officer of Sun Life Insurance
                                          Company of America ("Sun Life of
                                          America") and Anchor National
                                          Life Insurance Company ("Anchor
                                          National")
            Jay S. Wintrob (1)            Executive Vice President of Sun
                                          Life of America and Anchor
                                          National
            James R. Belardi (1)          Senior Vice President and
                                          Treasurer of Sun Life of America
                                          and Anchor National
            Lorin M. Fife (1)             Senior Vice President, General
                                          Counsel and Assistant Secretary
                                          of Sun Life Insurance Company of
                                          America and Anchor National
            Jana W. Greer (1)             Senior Vice President of Sun Life
                                          of America and Anchor National
            Susan L. Harris (1)           Senior Vice President and
                                          Secretary of Sun Life of America
                                          and Anchor National
            Gary W. Krat (1)              Senior Vice President of Sun Life
                                          of America and Anchor National
            Clark P. Manning, Jr. (1)     Senior Vice President of Sun Life
                                          of America and Anchor National
            Scott L. Robinson (1)         Senior Vice President of Sun Life
                                          of America and Anchor National
            N. Scott Gillis (1)           Vice President and Controller of
                                          Sun Life of America and Anchor
                                          National
            Scott H. Richland (1)         Vice President and Assistant
                                          Treasurer of Sun Life of America
                                          and Anchor National

                                                Page 12 of 65 Pages

            Edwin R. Reoliquio (1)        Senior Vice President and Actuary
                                          of Sun Life of America and Anchor
                                          National
            Victor E. Akin (1)            Vice President of Sun Life of
                                          America and Anchor National
            Michael L. Fowler (1)         Vice President of Sun Life of
                                          America and Anchor National
            J. Franklin Grey (1)          Vice President of Sun Life of
                                          America and Anchor National
            Keith B. Jones (1)            Vice President of Sun Life of
                                          America and Anchor National
            Michael Lindquist (1)         Vice President of Sun Life of
                                          America and Anchor National
            Edward P. Nolan (1)           Vice President of Sun Life of
                                          America and Anchor National
            Gregory M. Outcalt (1)        Vice President of Sun Life of
                                          America and Anchor National
            James W. Rowan (1)            Vice President of Sun Life of
                                          America and Anchor National

-------------------------------------------------
(1) Business address and address where principal occupation is located is 1 SunAmerica Center, Los Angeles, California 90067.

                                                Page 13 of 65 Pages

                                    Exhibit C

SunAmerica Inc. (MD)

            Name                          PRINCIPAL OCCUPATION

Directors:  Eli Broad (1)                 see below
            Ronald J. Arnault (2)         Executive Vice President and CFO
                                          of Atlantic Richfield Company
            Karen Hastie-Williams (3)     Attorney with Crowell & Moring
            David O. Maxwell (4)          Retired
            Barry Munitz (5)              Chancellor of the California
                                          State University and Colleges
            Lester Pollack (6)            Chief Executive Officer, Center
                                          Partners, L.P.
            Carl E. Reichardt (7)         Retired
            Richard D. Rohr (8)           Managing Partner, Bodman, Longley
                                          & Dahling
            Sanford C. Sigoloff (9)       Chairman, President and Chief
                                          Executive Officer of Sigoloff &
                                          Associates
            Harold M. Williams (10)       Chief Executive Officer, J. Paul
                                          Getty Trust


Officers:   Eli Broad (1)                 Chief Executive Officer and
                                          President of SunAmerica Inc.
                                          ("SunAmerica")
            Jay S. Wintrob (1)            Vice Chairman of SunAmerica
            Joseph M. Tumbler (1)         Vice Chairman of SunAmerica
            Jana W. Greer (1)             Senior Vice President of
                                          SunAmerica
            Gary W. Krat (1)              Senior Vice President of
                                          SunAmerica
            Clark P. Manning, Jr. (1)     Senior Vice President of
                                          SunAmerica
            Scott L. Robinson (1)         Senior Vice President and
                                          Controller of SunAmerica
            James R. Belardi (1)          Senior Vice President and
                                          Treasurer of SunAmerica
            Karel Carnohan (1)            Vice President of SunAmerica
            Darlene Chandler (1)          Vice President of SunAmerica
            Lorin M. Fife (1)             Vice President & General Counsel-
                                          Regulatory Affairs of SunAmerica
            Michael L. Fowler (1)         Vice President of SunAmerica
            Susan L. Harris (1)           Vice President, General Counsel-
                                          Corporate Affairs & Secretary of
                                          SunAmerica
            Scott H. Richland (1)         Vice President and Assistant
                                          Treasurer of SunAmerica
            James W. Rowan (1)            Vice President of SunAmerica
            Richard D. Rohr (8)           Assistant Secretary of SunAmerica

                                                Page 14 of 65 Pages

(1) Business address and address where principal occupation is located is 1 SunAmerica Center, Los Angeles, California 90067.
(2) Business address and address where principal occupation is located is 515 South Flower Street, 51st Floor, Los Angeles, California 90071.
(3) Business address and address where principal occupation is located is Suite 1100, 1001
            Pennsylvania Avenue, N.W., Washington, D.C.  20004-2505.
(4) Business address and address where principal occupation is located is 5335 Wisconsin Avenue, NW, Suite 440, Washington, D.C. 20015-2003.
(5) Business address and address where principal occupation is located is 400 Golden Shore, Suite 324, Long Beach, CA 90802-4275.
(6) Business address and address where principal occupation is located is One Rockefeller Plaza, Suite 1025, New York, New York 10020.
(7) Business address and address where principal occupation is located is 420 Montgomery Street, San Francisco, California 94104
(8) Business address and address where principal occupation is located is 100 Renaissance Center, 34th Floor, Detroit, Michigan 48243.
(9) Business address and address where principal occupation is located is 3340 Ocean Park Boulevard, Suite 3050, Santa Monica, CA 90405.
(10) Business address and address where principal occupation is located is 401 Wilshire Boulevard, Suite 900, Santa Monica, California 90401.


                                                Page 15 of 65 Pages


                  JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(f)(1)

This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and between the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Sun Life Insurance Company of America



/s/ Jay S. Wintrob
=======================
Executive Vice President



SunAmerica Inc.



/s/ Jay S. Wintrob
========================
Vice Chairman



Anchor National Life Insurance Company



/s/ Jay S. Wintrob
========================
Executive Vice President


                                                Page 16 of 65 Pages

                  EXHIBIT INDEX


Exhibit No.       Description                   Sequentially
                                                Numbered Page

1                 Note Purchase Agreement                   17


2                 Form of Common Stock Purchase Warrant     33


3                 Registration Rights Agreement             44







                                                Page 17 of 65 Pages

                              Exhibit 1

                        NOTE PURCHASE AGREEMENT


            This NOTE PURCHASE AGREEMENT (the "Agreement"), dated as of May 12, 1995, is made by and among ANCHOR NATIONAL LIFE INSURANCE COMPANY, a California corporation, SUN LIFE INSURANCE COMPANY OF AMERICA, an Arizona corporation, and SUNAMERICA INC., a Maryland corporation (collectively, "SunAmerica"), AIF II, L.P., a Delaware limited partnership, LION ADVISORS, L.P., a Delaware limited partnership, on behalf of an account under manage-ment (together with AIF II, L.P., "Apollo"), GRACE BROTHERS, LTD., an Illinois limited partnership ("Grace") and UPCHURCH LIVING TRUST U/A/D 12/14/90 ("Upchurch") (each a "Holder," and collectively, the "Holders"), AMERICAN SHARED HOSPITAL SERVICES, a California corporation (the "Company") and Ernest A. Bates, M.D. ("Dr. Bates").

            WHEREAS, the Company has not made interest payments with respect to its 14-3/4% Senior Subordinated Notes due 1996 (the "14-3/4% Notes") and its Senior Subordinated Exchangeable Reset Notes due 1996 (the "16-1/2% Notes" and together with the 14-3/4% Notes, the "Notes") since April 15, 1992; and

            WHEREAS, the Holders, severally and not jointly, are the beneficial owners of certain of the Notes; and

            WHEREAS, the parties hereto entered into an Exchange Agreement, dated as of February 14, 1995 (the "Exchange Agreement") providing for a comprehensive restructuring of the Company's obligations including (a) an exchange offer and certain other transactions contemplated by the Exchange Agreement (the "Exchange Offer"), providing for, among other things, the exchange of 1,969.3556 shares of Common Stock (as defined below) for each $1,000 principal amount (and accrued interest thereon) of the 14-3/4% Notes held by the Holders and 2,020.7943 shares of Common Stock for each $1000 principal amount (and accrued interest thereon) of the 16-1/2% Notes held by the Holders, as described in the Company's proxy statement dated February 14, 1995 (the "Proxy Statement") and (b) the modification of cer-tain equipment leases and certain related transactions between the Company and its subsidiaries on the one hand and General Electric Company, acting through GE Medical Systems on the other hand, as described in the Proxy Statement (the "GE Lease Modification" and, together with the Exchange Offer, the "Restructuring Transactions");

            WHEREAS, the Company has proposed a purchase of the Holders' Notes (the "Note Purchase") for cash and equity in lieu of the Restructuring Transactions; and

            WHEREAS, the Company and the Holders' desire to amend the Exchange Agreement to, among other things, provide that the Exchange Agreement shall terminate upon consummation of the Note Purchase.

            NOW THEREFORE, the parties hereby agree as follows:

                                                Page 18 of 65 Pages

SECTION 1.  The Note Purchase

      Section 1.1  Agreement to Sell and to Purchase

            (a) Subject to the terms and conditions hereof, each of the Holders, severally and not jointly, shall sell to the Company, and the Company shall purchase from each Holder, such principal amount of Notes, the Company shall, in consideration therefore pay to each Holder, on the Closing Date, the amount of cash, and number of shares of Common Stock and warrants to purchase Common Stock, which shall be substantially in the form of Exhibit A hereto and immediately exercisable upon the payment of an exercise price initially equal to $0.75 (the "Warrants") as set forth below:

                                          Shares of       Common
                                          Common          Stock
  Holder      Notes          Cash         Stock           Warrants
  ------      -----          ----        ---------       --------
SunAmerica  $9,515,000    $2,098,372.45   441,487         116,436
Apollo      $6,500,000    $1,433,465.15   301,594          79,541
Grace       $1,600,000    $  343,864.65    72,347          19,081
Upchurch    $   79,000    $   16,978.32     3,572             942

                  (b) Subject to the terms and conditions hereof, if the Company issues additional equity to Dr. Bates as described in the letter agreement dated May 5, 1995 (the "Letter Agreement") among the Company, Apollo and SunAmerica (the "Additional Issuance") after the Closing Date, the Company shall, in consideration for the Notes purchased pursuant to this Section 1, concurrently issue to each Holder such number of additional Warrants and shares of Common Stock (the "Delayed Securities") as set forth in Exhibit A to the Letter Agreement (and in any event sufficient Delayed Securities so that each such Holder thereafter holds the same percentage of the outstanding Common Stock (assuming full exercise of the Warrants)).

      Section 1.2.      Closing

            The closing of the Note Purchase (the "Closing") shall take place at 2:00 p.m., local time, on May 17, 1995, or such other date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of Sidley & Austin, Los Angeles, California or at such other place as the parties hereto shall agree in writing.

            At the Closing (a) each Holder shall deliver (i) either (A) certificates, duly endorsed for transfer, or (B) by book-entry transfer into the indenture trustee's account at The Depository Trust Company, of the Notes being delivered by such Holder pursuant to Section 1.1, (ii) duly executed consents with respect to each Note substantially in the form of Exhibit A to the Exchange Agreement (the "Consents"), and (iii) executed letters of withdrawal or resignation from the Board of Directors of the Company from each of the persons nominated by the Holders, and (b) the Company shall (i) deposit into bank accounts, designated by each Holder, by wire transfer of immediately available funds, an amount equal to the

                                                Page 19 of 65 Pages

aggregate cash portion of the purchase price being paid to such Holder pursuant to Section 1.1 above, and (ii) deliver to each Holder (x) a stock certificate or certificates representing the number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock specified pursuant to Section 1.1 above, and (y) a warrant certificate or certificates substantially in the form of Exhibit A representing the War-rants specified pursuant to Section 1.1 above. Concurrently with the closing of any Additional Issuance the Company shall deliver to each Holder a stock certificate or certificates representing the number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and a warrant certificate or certificates representing the duly authorized and validly issued Warrants comprising the Delayed Securities issuable on such date. The certificates representing the shares of Common Stock and the Warrants shall be in definitive form and registered in the name of the Holder or its nominee or designee and in such denominations as such Holder shall request not later than one business day prior to the Closing Date or the closing date of an Additional Issuance as the case may be.

SECTION 2.  Amendment of Exchange Agreement

                  (a) The last sentence of Section 1(a)(ii) of the Exchange Agreement is hereby amended in its entirety by substituting therefore the following:

                  "The Consents shall not be effective for any pur-pose until immediately prior to the consummation of the Exchange Offer and shall be returned to the respective Holders who executed such instruments at the close of business on May 25, 1995, if the Exchange Offer has not been consummated."

                  (b) Section 1(b) of the Exchange Agreement is hereby amended in its entirety by substituting therefore the following:

                  "(b) The Company hereby agrees to cause all of the Notes tendered into the Exchange Offer to be returned to the respective Holders thereof at the close of business on May 25, 1995, if the Exchange Offer has not been consummated."

                  (c) Section 2.1(o) of the Exchange Agreement is hereby amended in its entirety by substituting therefore the following:

                  "the Company and CuraCare, Inc., on the one hand, and DVI Financial Services, Inc. and DVI Business Credit, Inc. (collectively, "DVI"), on the other hand, shall have entered into a permanent credit facility in accordance with the terms of DVI's letter to the Company dated April 28, 1995 and in accordance with the intercreditor arrangements with GE as set forth in GE's letter to the Company dated April 21, 1995;"

                  (d) Section 5 of the Exchange Agreement is hereby amended by adding the following immediately after Section 5.4 thereof:


                                                Page 20 of 65 Pages

                  "5.5  Shareholders Meeting

                        The Company hereby agrees that it will (i) recon-vene the April 7, 1995 shareholders meeting on May 18, 1995, (ii) not adjourn such reconvened meeting, and (iii) take the shareholders vote and all related actions with respect to the matters described in the Proxy Statement on such date.

                  5.6  Specific Performance

                        Each of the Company and Dr. Bates hereby acknowl-edges and agrees that irreparable harm, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult, would occur in the event any of the provisions of this Agreement or any of the Documents or any of the Restructuring Transactions were not performed in accordance with their specific terms or were otherwise breached. Consequently, each of the Company and Dr. Bates hereby agrees that each Holder shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement or any other Document or any of the Restructuring Transactions and to enforce specifically the terms and provisions hereof or thereof in any court of the United States or any state thereof having jurisdiction, in each instance without being required to post bond or other security and in addition to, and without having to prove the inadequacy of, other remedies at law."

                  (e) Section 6.1(d) of the Exchange Agreement is hereby amended in its entirety by substituting therefore the following:

                  "(d) automatically on the earlier of (i) the closing of the purchase of the Notes held by each Holder pursuant to the Note Purchase Agreement, dated as of May 12, 1995, by and among the parties hereto and (ii) May 25, 1995 or such earlier date on or after May 15, 1995 designated by Apollo and SunAmerica in a written notice to the Company."

                  (f) Except as expressly set forth herein, all terms and conditions of the Exchange Agreement shall remain unaffected. All references to the term "Agreement" therein shall be deemed to refer to the Exchange Agreement as modified hereby.


SECTION 3.  Closing Conditions

      Section 3.1 Conditions to Obligations of Holders

            The obligations of the Holders pursuant to Section 1 hereof are subject to the satisfaction of each of the following conditions:

                  (a) The expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Note Purchase or any of the transactions contemplated hereby (collectively, the "Purchase Transactions") under any applicable law;

                                                Page 21 of 65 Pages

                  (b) the delivery of a certificate or certificates, dated the Closing Date and signed by the Chairman of the Board of Directors and the Chief Financial Officer of the Company, certifying (A) that the conditions set forth in Sections 3.1(h) and 3(j) hereof have been satisfied and (B) such other matters as each of the Holders may reasonably request;

                  (c) the delivery of an opinion, dated the Closing Date and addressed to each Holder, from Sidley & Austin, counsel to the Company, substantially in the form of Exhibit B hereto;

                  (d) the delivery of a certificate, dated as of a recent date and signed by the Company's stock transfer agent, certifying the number of outstanding Shares of Common Stock;

                  (e) all fees and expenses incurred in connection with the negotiation of the Restructuring Transactions and the negotiation and consummation of the Note Purchase and the other Purchase Transactions including, without limitation, the fees and expenses of legal counsel representing Apollo and SunAmerica shall have been paid in full;

                  (f) there shall have been no order or preliminary or permanent injunction entered in any action, claim or proceeding and no law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (A) the Holders, the Company or any subsidiary or affiliate of the Company or the Holders or (B) the Note Purchase, which shall have remained in effect and which shall have had the effect of: (1) making illegal, materially delaying or otherwise directly or indirectly prohibiting or making materially more costly the consummation of the Note Purchase or the other Purchase Transactions; (2) prohibiting or materially limiting the ownership of the Company's Common Stock by any of the Holders;
(3) compelling the Company, the Holders or any of their respective affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company, the Holders or any of their respective affiliates, as a result of the Note Purchase; or (4) requiring divestiture by any Holder or any affiliate of any Holder of any Warrants or shares of Common Stock;

                  (g) as of the Closing Date, each of the employees of the Company listed on Schedule A to the Exchange Agreement (each a "Key Employ-ee") shall continue to be employed by the Company in the capacity indicated on Schedule A to the Exchange Agreement;

                  (h)  the representations and warranties contained in
Section 4 of this Agreement shall be true and correct at and as of the Closing Date;

                  (i) as of the date of the Proxy Statement and as of the Closing Date, none of the Proxy Statement or any amendment or supplement thereto contains or will contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;


                                                Page 22 of 65 Pages

                  (j) subsequent to the date hereof (A) there has been no material adverse effect on the condition, financial or otherwise, or in the earnings or business affairs or business prospects ("Material Adverse Effect") of the Company or its subsidiaries, whether or not arising in the ordinary course of business, the occurrence of which gives rise to an obligation of the Company to amend, supplement or otherwise revise the dis-closure provided in the Proxy Statement, (B) without the prior written con-sent of each of the Holders, the Company has not incurred any material lia-bilities or obligations, direct or contingent, nor entered into any material transaction not in the ordinary course of business, or required to be disclosed on a balance sheet prepared in accordance with GAAP, either when considered alone or together with all other such transactions, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on its capital stock;

                  (k) the Note Purchase shall not be prohibited by any applicable law;

                  (l) each of the Holders shall participate in the Note Purchase in accordance with Section 1 hereof;

                  (m) the Company and CuraCare, Inc., on the one hand, and DVI Financial Services, Inc. and DVI Business Credit, Inc. (collectively, "DVI"), on the other hand, shall have entered into a permanent credit facility in accordance with the terms of DVI's letter to the Company dated April 28, 1995 and in accordance with the intercreditor arrangements with GE as set forth in GE's letter to the Company dated April 21, 1995 (the DVI Facility");

                  (n) the GE Lease Modification shall continue to remain in effect, an Event of Default (as defined in the documents relating to the GE Lease Modification) shall not have occurred and be continuing and any amendment thereto shall be under terms reasonably acceptable to each of the Holders; and

                  (o) the Company and the Holders shall have entered into a registration rights agreement substantially in the form of Exhibit C hereto (the "Registration Rights Agreement").

      Section 3.2 Conditions to Obligations of the Company

                  (a) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the Note Purchase and the Purchase Transactions under any applicable law;

                  (b) there shall have been no order or preliminary or permanent injunction entered in any action, claim or proceeding and no law enacted, entered, enforced, promulgated, amended, issued or deemed applica-ble to (A) the Holders, the Company or any subsidiary or affiliate of the Company or the Holders or (B) the Note Purchase, which shall have remained in effect and which shall have had the effect of: (1) making illegal, materially delaying or otherwise directly or indirectly prohibiting or

                                                Page 23 of 65 Pages

making materially more costly the consummation of the Note Purchase or the other Purchase Transactions; (2) prohibiting or materially limiting the ownership of the Company's Common Stock by any of the Holders; (3) compel-ling the Company, the Holders or any of their respective affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company, the Holders or any of their respective affiliates, as a result of the Note Purchase; or (iv) requiring divestiture by any Holder or any affiliate of any Holder of any Warrants of shares of Common Stock; and

                  (c) the Note Purchase shall not be prohibited by any applicable law;

                  (d) each of the Holders shall participate in the Note Purchase in accordance with Section 1 hereof; and

                  (e) each of the persons nominated by the Holders shall have withdrawn or resigned from the Company's Board of Directors;

                  (f) each of the Holders shall have provided the Consents; and

                  (g)  DVI shall have agreed to enter into the DVI
Facility.


SECTION 4.  Representations and Warranties

            The Company represents and warrants to each Holder as follows:

      Section 4.1 Capitalization

                  (a) The total authorized capital stock of the Company consists of 10,000,000 shares of common stock, no par value (the "Common Stock"), 2,867,401 of which are issued and outstanding on the date hereof. Each share of the Company's capital stock that is issued and outstanding
(i) has been duly authorized and validly issued and (ii) is fully paid and nonassessable and free of preemptive and similar rights.

                  (b) Upon consummation of the Note Purchase, and upon each issuance of Delayed Securities, each Holder will acquire valid title to the shares of Common Stock and Warrants being acquired by it, free and clear of all liens and restrictions on voting and transfer other than (x) restrictions on transfer imposed by Federal and state securities laws, (y) liens or restrictions on voting and transfer arising from the actions of any Holder, and (z) as set forth in this Agreement and the Registration Rights Agreement.





                                                Page 24 of 65 Pages

                  (c) The Common Stock and Warrants to be issued as consideration for the Notes (including the Delayed Securities, if any) have been duly authorized and, upon consummation of the Note Purchase, and upon each issuance of Delayed Securities, will be validly issued, fully paid and nonassessable and free of preemptive or similar rights, and the Common Stock issuable upon exercise of the Warrants (the "Warrant Shares") has been duly authorized and, when issued upon such exercise in accordance with the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive or similar rights. A sufficient number of shares of Common Stock have been reserved solely for issuance and delivery upon exer-cise of the Warrants.

                  (d) Except for this Agreement, the warrants to purchase an aggregate of 225,000 shares of Common Stock issued or to be issued in connection with the GE Lease Modification and the DVI Facility, the shares of Common Stock to be issued in the Additional Issuance, and options grant-ed pursuant to and listed in the Proxy Statement and referred to in Exhibit A to the Letter Agreement, there are, and immediately following the Closing Date there will be, no outstanding (i) securities convertible into or ex-changeable for any capital stock of the Company or any subsidiary of the Company, (ii) options, warrants or other rights to purchase or subscribe to capital stock of the Company or any subsidiary of the Company or securities convertible into or exchangeable for capital stock of the Company of any subsidiary of the Company, or (iii) contracts, commitments, agreements, understandings, arrangements, calls or claims of any kind, to which the Company or any of its subsidiaries is a party or that arise from any action of the Company or any of its subsidiaries, relating to the issuance of any capital stock of the Company or any subsidiary of the Company, any such convertible or exchangeable securities or any such options, warrants or rights.

      Section 4.2 Authorization of Agreement

            The execution and delivery of this Agreement and the other documents relating to the transactions contemplated hereby (the "Docu-ments") to which the Company or any subsidiary of the Company is a party, and the consummation of the transactions contemplated hereby or thereby have been duly authorized by the Company and no other proceedings on the part of any of the Company, any subsidiary of the Company or any of their respective stockholders or affiliates are necessary to authorize this Agreement or the other Documents or to consummate the transactions contemplated hereby or thereby. This Agreement is, and as of the Closing Date, each of the Documents to which the Company or any subsidiary of the Company is a party will be, a valid and binding obligation of the Company or such subsidiary, as the case may be, enforceable in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting enforcement of creditor's rights generally, and by general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).


                                                Page 25 of 65 Pages

      Section 4.3 No Violation

            Neither the execution or delivery by the Company or any of its subsidiaries of the Documents to which it is a party, the performance by each of the Company and each of its subsidiaries of its obligations under this Agreement and the other Documents, nor the consummation of the transactions contemplated hereby or thereby will (i) constitute a breach or violation under the Charter Documents of the Company or any of its subsidiaries, or (ii) constitute a violation of any Applicable Law, in each case as defined in the Exchange Agreement.

      Section 4.4 No Default

                  (a) No Event of Default (as defined in each of the Documents) has occurred, which Event of Default could, singly or in the aggregate, have a Material Adverse Effect on the Company after the date on which the Purchase transactions are consummated. There exists no condition that, with the passage of time or otherwise, would (i) except as set forth in the Proxy Statement, result in a default by the Company or any of its subsidiaries under any agreement, which default could, singly or in the aggregate, have a Material Adverse Effect on the Company after the date on which the transactions contemplated hereby or thereby are consummated, or
(ii) except as set forth in the Proxy Statement on the date hereof, result in the imposition of any penalty or the acceleration of any indebtedness or obligation which could, singly or in the aggregate, have a Material Adverse Effect on the Company.

                  (b) Neither the execution or delivery by the Company or any of its subsidiaries of the Documents to which it is a party, the performance by any of the Company or any of its subsidiaries of its obligations under this Agreement and the other Documents, nor the consummation of the transactions contemplated hereby or thereby will conflict with, violate, constitute a breach or violation of or a default (with the passage of time or otherwise) under, require the consent of any person under, give to others any rights of termination, amendment, acceleration or cancellation of or result in the imposition of a lien on any of the properties or assets of any of the Company's subsidiaries or an acceleration of indebtedness pursuant to, any material agreement, except for such conflicts, violations, breaches or defaults (i) for which consents have already been obtained; and (ii) which could not, singly or in the aggregate, have a Material Adverse Effect on the Company.

      Section 4.5 Representations and Warranties in the Exchange Agreement

            The representations and warranties of the Company in the Exchange Agreement were true on the date thereof, are true on the date hereof and will be true on the Closing Date after giving effect to the transactions contemplated by this Agreement and the other Documents.




                                                Page 26 of 65 Pages

      Section 4.6 Proposed Restructurings

            Neither the Company nor any of its subsidiaries is currently contemplating or has taken any action with respect to any liquidation, bankruptcy, dissolution or other reorganization proceedings except as contemplated by the Purchase Transactions and the Restructuring
Transactions.

SECTION 5.  Representations and Warranties of each of the Holders

            Each of the Holders, severally and not jointly, represents and warrants to the Company as follows:

      Section 5.1 Authorization of Agreement

            The execution and delivery of this Agreement and the per-formance of its obligations hereunder have been duly authorized by such Holder and no other proceedings on the part of any such Holder or any of its respective stockholders or affiliates are necessary to authorize this Agreement or to consummate the Note Purchase. This Agreement is a valid and binding obligation of such Holder, enforceable in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting enforcement of creditor's rights generally, and by general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).

      Section 5.2 Title to Notes

            As of the date hereof, each of the Holders beneficially owns free and clear of all claims, liens, charges, encumbrances, options and security interests, to the Notes in the principal amount set forth below:

                                          Principal
                                       Amount of Notes

                  SunAmerica              $9,515,000
                  Apollo                  $6,500,000
                  Grace                   $1,600,000
                  Upchurch                $   79,000

      Section 5.3 Private Placement

                  (a) Such Holder understands that the Note Purchase is intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").






                                                Page 27 of 65 Pages

                  (b) The shares of Common Stock and Warrants (including the Delayed Securities, if any) to be acquired by such Holder in the Note Purchase are being acquired for its own account for investment and without a view to making a distribution thereof in violation of the Securities Act or any state securities laws which may be applicable.

                  (c) Such Holder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in such shares of Common Stock and Warrants (including the Delayed Securities, if any) and such Holder is capable of bearing the economic risks of such investment, including a complete loss of its investment.

                  (d) Such Holder is an "accredited investor" as such term is defined in Regulation D under the Securities Act.

                  (e) Such Holder acknowledges that the Company and, for purposes of the opinions to be delivered to the Holders pursuant to Section 3.1(c) hereof, Sidley & Austin, will rely on the accuracy and truth of its representations in this Section 5.3, and such Holder hereby consents to such reliance.

                  (f) Such Holder acknowledges that upon original issuance thereof, and until such time as the same is no longer required under the applicable requirements of the Securities Act, each certificate evidencing the shares of Common Stock and Warrants being acquired by it (including the Delayed Securities, if any) shall bear a legend substantially in the form of Schedule B hereto.

SECTION 6.  Other Agreements

      Section 6.1 Warrant Shares

            The Company hereby agrees that it will (a) not permit the par value, if any, of any Warrant Shares to exceed the amount payable therefor upon exercise, and (b) at all times reserve and keep available, solely for issuance and delivery upon exercise of the Warrants, the number of shares of Common Stock from time to time issuable upon exercise of the Warrants.

      Section 6.2 Supplemental Indentures

            The Company hereby agrees to execute and deliver the Supplemental Indentures.


      Section 6.3 Covenants of Holders

            Each Holder, severally and not jointly, hereby agrees:

                  (a) to vote the shares of Common Stock issued to such Holder pursuant to Section 1 hereof (and held by such Holder on the date of any such vote) in favor of the Additional Issuance; and

                                                Page 28 of 65 Pages

                  (b) that the exercise of the proxy granted by Dr. Bates pursuant to that certain Agreement and Proxy, dated as of the date hereof, shall constitute such Holder's agreement (i) to waive any then remaining conditions to the Holders' performance under the Exchange Agreement and
(ii) to perform thereunder, in each case so long as (A) the Company performs its obligations thereunder and (B) the transactions contemplated by the Exchange Agreement are consummated on or before May 25, 1995.

      Section 6.4 Further Assurances

            Each party hereto agrees to use all reasonable efforts to obtain all consents and approvals, and to do all other things, necessary for the transactions contemplated by this Agreement on or prior to the termination of this Agreement pursuant to Section 7.1 hereof. The parties agree to take such further action and to deliver or cause to be delivered to each other at the closing and at such other times thereafter as shall be reasonably agreed by such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the agreements and transactions contemplated hereby.


SECTION 7.  Miscellaneous

      Section 7.1 Termination

            This Agreement may be terminated and the Note Purchase may be abandoned at any time prior to the closing (provided that any such termination or consummation of the Exchange Offer shall not relieve any party from liability for a breach of any provision hereof prior to such termination):

                  (a) by the unanimous written consent of the Company, Dr. Bates and the Holders;

                  (b) by the Holders if (i) any representation, warranty, covenant or agreement of the Company or Dr. Bates contained in this Agreement or any of the other Documents shall have been breached in any material respect (other than those qualified by a materiality standard which shall have been breached in any respect); or (ii) the Company's board of directors fails to approve this Agreement or the Note Purchase and the other transactions contemplated hereby and by the other Documents; and

                  (c) automatically on May 17, 1995, unless otherwise extended by the Holders in their sole discretion.

                  Termination pursuant to the foregoing clause (a), (b) or
(c) notwithstanding, Sections 2 and 6.3(b) hereof shall remain in effect.






                                                Page 29 of 65 Pages
      Section 7.2 Successors and Assigns

            This Agreement shall be binding upon and shall inure to the benefit of any and all successors and assigns of the parties hereto. This Agreement may not be assigned by any party, by operation of law or otherwise, without the express prior written consent of each of the other parties, which consent may be granted or withheld in each such party's sole discretion; provided, however, that no such consent shall be necessary in connection with an assignment by Apollo or SunAmerica to any Related Person of such Holder if such Related Person shall agree to be bound by the terms of this Agreement. "Related Person" of any Holder means any subsidiary or affiliate of such Holder or any investment fund, investment account or investment entity whose investment manager, investment advisor, or princi-pal thereof, is such Holder, an affiliate of such Holder or an investment manager, investment advisor or principal of such Holder or affiliate.

      Section 7.3 Specific Performance

            Each of the Company and Dr. Bates and, with respect to Section 6.3, the Holders hereby acknowledges and agrees that irreparable harm, for which there may be no adequate remedy at law and for which the ascertainment of damages would be difficult, would occur in the event any of the provisions of this Agreement or any of the Documents or any of the Purchase Transactions were not performed in accordance with their specific terms or were otherwise breached. Consequently, each of the Company and Dr. Bates and, with respect to Section 6.3, the Holders hereby agrees that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement or any other Document or any of the Purchase Transactions and to enforce specifically the terms and provisions hereof or thereof in any court of the United States or any state thereof having jurisdiction, in each instance without being required to post bond or other security and in addition to, and without having to prove the inadequacy of, other remedies at law.

      Section 7.4 Amendment and Waiver

            This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by the parties hereto.

      Section 7.5 Counterparts

            This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

      Section 7.6 Headings

            The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.



                                                Page 30 of 65 Pages
      Section 7.7 Governing Law

            THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF CALIFORNIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

      Section 7.8 Entire Agreement

            This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein.

      Section 7.9 Severability

            If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alter-native means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restric-tions without including any of such which may be hereafter declared invalid, void or unenforceable.

                                                Page 31 of 65 Pages

            IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.


                                    AMERICAN SHARED HOSPITAL SERVICES



                                    By:------------------------------
                                    Its: Chairman and CEO


                                    AIF II, L.P.

                                      By:  Apollo Advisors, L.P.
                                            Managing General Partner
                                      By:  Apollo Capital Management, Inc.
                                            General Partner


                                    By:------------------------------
                                    Its:-----------------------------


                                    ANCHOR NATIONAL LIFE INSURANCE COMPANY



                                    By:------------------------------




                                    -----------------------------------
                                    Ernest A. Bates, M.D.

                                                Page 32 of 65 Pages

                                    GRACE BROTHERS, LTD.



                                    By:------------------------------
                                    Its:-----------------------------


                                    LION ADVISORS, L.P.
                                      on behalf of an account
                                      under management

                                      By:  Lion Capital Management, Inc.
                                            General Partner



                                    By:------------------------------
                                    Its:-----------------------------



                                    SUN LIFE INSURANCE COMPANY OF AMERICA




                                    By:------------------------------



                                    SUNAMERICA INC.




                                    By:------------------------------
                                    Its:-----------------------------


                                    UPCHURCH LIVING TRUST U/A/D 12/14/90



                                    By:------------------------------
                                    Its:     Trustee







                                                Page 33 of 65 Pages


                              Exhibit 2




THIS WARRANT AND ANY SHARES ACQUIRED UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED AND SOLD ONLY IF SO REGIS-TERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE HOLDER OF THIS WARRANT OR ANY SUCH SHARES MAY BE REQUIRED TO DELIVER TO THE COMPANY, IF THE COMPANY SO REQUESTS, AN OPINION OF COUNSEL (REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO THE COMPANY) TO THE EFFECT THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT (OR QUALIFICATION UNDER STATE SECURITIES LAWS) IS AVAILABLE WITH RESPECT TO ANY TRANSFER OF THIS WARRANT OR THESE SHARES THAT HAS NOT BEEN SO REGISTERED (OR QUALIFIED).



                        AMERICAN SHARED HOSPITAL SERVICES

                          Common Stock Purchase Warrant

No. W -------                                            ----  shares
                                                         May 17, 1995


            AMERICAN SHARED HOSPITAL SERVICES, a California corporation (together with any corporation that shall succeed to or assume the obliga-tions of the Company hereunder in compliance with Section 4, the "Compa-ny"), for value received, hereby certifies that SunAmerica Inc., or its registered assigns (the "Holder"), is entitled to purchase from the Company an aggregate of OKGBD & Co. shares of Common Stock (as defined below), at the Exercise Price (as defined below) per share, subject to the terms, conditions and adjustments set forth below, in whole or in part, at any time or from time to time from and after the date hereof and on or prior to the Expiration Date (defined below).

            The following terms shall have the meanings ascribed to them below:

            "Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in the State of California are authorized or obligated by law or executive order to close.

                                                Page 34 of 65 Pages

            "Closing Price" with respect to any security on any day shall mean (i) the closing sale price, regular way, on such day or, in case no such sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in each case on the principal national securities exchange or quotation system on which such security is quoted or listed or admitted to trading or (ii) if not so quoted or listed, the average of the closing bid and asked prices of such security on the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similar generally accepted reporting service, or (iii) if not so available, in such manner as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors, or, to the extent permitted by applicable law, a duly autho-rized committee thereof (the "Board of Directors") for that purpose.

            "Common Stock" shall mean the Common Stock, no par value, of the Company and any stock into which such Common Stock shall have been changed or any stock resulting from any reclassification of such Common Stock.

            "Current Market Price" on any day shall mean the average Closing Price of the Common Stock during the 30 Trading Day period ending on such day.

            "Expiration Date" shall mean May 17, 2002.

            "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, business trust, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof.

             "Record Date" with respect to any dividend or distribution, shall mean the record date fixed for the determination of stockholders entitled to receive such dividend or distribution.

            "Trading Day" with respect to any Security shall mean (x) if such security is listed or admitted for trading or quoted on a national securities exchange or quotation system, a day on which such national securities exchange is open for business or (y) if such security is not otherwise listed, admitted for trading or quoted, any Business Day.

            2.    Exercise of Warrant.

            2.1 Manner of Exercise. This Warrant may be exercised by the Holder hereof, in whole or in part, during normal business hours on any Business Day, by surrender of this Warrant to the Company at its office maintained pursuant to Section 9, accompanied by a subscription in substan-tially the form attached to this Warrant (or a reasonable facsimile there-of), duly executed by such Holder and, in the case of clause (a) below, accompanied by payment of the aggregate Exercise Price of the number of shares of Common Stock designated in such subscription. Payment of such Exercise Price may be made, at the option of the Holder (a) in cash, by certified or official bank check payable to the order of the Company, or
                                                Page 35 of 65 Pages

                  (b) by the Company withholding that number of shares of Common Stock with an aggregate Closing Price as of the date of exercise equal to such aggregate Exercise Price.

            2.2 When Exercise Effective. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the Business Day on which this Warrant and the accompanying subscription shall have been duly surrendered to the Company as provided in
Section 2.1, and at such time the Holder shall be deemed to have become the holder of record of a number of shares of Common Stock equal to the number of shares designated in such subscription less, in the case of clause 2.1(b), the number of shares of Common Stock withheld by the Company as payment therefor.

            2.3 Delivery of Stock Certificates, etc. As soon as prac-ticable after each exercise of this Warrant, in whole or in part, in accordance with the terms of Section 2.1, the Company shall cause to be issued in the name of the Holder (or its designee), and delivered to the Holder (or at its direction),

                  (a) certificate or certificates for the number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock to which such Holder shall be entitled upon such exercise plus, in lieu of any fractional share to which such Holder would otherwise be enti-tled, cash in an amount equal to the same fraction of the Closing Price per share on the date of such exercise, and

                  (b) in case such exercise is in part only, a new Warrant of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock equal to the number of such shares called for on the face of this Warrant (after giving effect to any adjustment thereof after the date hereof) minus the number of such shares designated by the Holder upon such exercise as provided in Section 2.1.

            3.    Adjustments.

            3.1 General. The number of shares of Common Stock that the Holder shall be entitled to receive upon each exercise hereof shall be determined by multiplying the number of shares of Common Stock that would otherwise (but for the provisions of this Section 3) be issuable upon such exercise, by a fraction (i) the numerator of which is $0.75 and (ii) the denominator of which is the Exercise Price on the date of such exercise.

            The "Exercise Price" shall initially be $0.75 per share; provided, that the Exercise Price shall be adjusted and readjusted from time to time as provided in this Section 3; provided, however, that no such adjustment shall be made to the Exercise Price in connection with the issuance of (i) up to 1,495,000 shares of Common Stock to the chairman and chief executive officer of the Company on or prior to May 17, 1996, (ii) warrants to purchase shares of Common Stock to General Electric Company, a New York corporation acting through GE Medical Systems ("GE") on or prior to May 17, 1996, and (iii) options granted to members of management (other

                                                Page 36 of 65 Pages

than the chairman and chief executive officer) pursuant to an incentive stock option plan approved by a majority of the Company's shareholders to purchase up to five percent (5%) of the fully-diluted shares of Common Stock outstanding on the date of adoption of the plan.


            3.2 Stock Dividends. If, after the date hereof, the Company shall declare or pay any dividend on the Common Stock payable in Common Stock, then, and in each such case, the Exercise Price shall be reduced, as of the close of business on the Record Date, by multiplying such Exercise Price by a fraction (a) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on such Record Date and (b) the denominator of which shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution.

            3.3   Rights.   If, after the date hereof, the Company shall
pay or make a dividend or other distribution on its Common Stock consisting exclusively of, or shall otherwise issue to all holders of its Common Stock, rights or warrants entitling the holders thereof to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price on the Record Date, the Exercise Price shall be reduced, as of the close of business on the Record Date, by multiplying such Exercise Price by a fraction (a) the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on such Record Date plus the number of shares of Common Stock that the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such Closing Price and (b) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on such record date plus the number of shares of Common Stock so offered for subscription or purchase. For purposes of this Section 3.3, the issuance of rights or warrants to subscribe for or purchase stock or securities convertible into shares of Common Stock shall be deemed to be the issuance of rights or warrants to purchase the shares of Common Stock into which such stock or securities are convertible at an aggregate offering price equal to the aggregate offering price of such stock or securities plus the minimum aggregate amount (if any) payable upon conversion of such stock or securities into Common Stock.

            3.4 Stock Splits, etc. If, after the date hereof, the outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock or combined into a smaller number of shares of Common Stock by stock split, combination, reclassification or otherwise, the Exercise Price in effect at the close of business on the day upon which such subdivision or combination becomes effective shall be proportionately reduced or increased, such reduction or increase, as the case may be, to become effective immediately prior to the opening of business on the day following the day upon which such subdivision or combi-nation becomes effective.




                                                Page 37 of 65 Pages

            3.5 Other Distributions. If, after the date hereof, the Company shall, by dividend or otherwise, distribute to all holders of record of its Common Stock evidences of indebtedness, shares of capital stock, cash or assets (including securities, but excluding any dividend or distribution for which an adjustment is made pursuant to Section 3.2 or 3.3 above), the Exercise Price shall be reduced, as of the close of business on the Record Date, by multiplying such Exercise Price by a fraction (a) the numerator of which shall be the Closing Price per share of Common Stock on the Record Date less the fair market value on such Record Date, of such evidences of indebtedness, shares of capital stock, cash and assets that are distributed to a holder of one share of Common Stock and (b) the denominator of which shall be such Closing Price per share of the Common Stock. For purposes of this Section 3.5, any dividend or distribution that includes shares of Common Stock or rights or warrants to subscribe for or purchase shares of Common Stock shall be deemed instead to be (1) a dividend or distribution of the evidences of indebtedness, cash, assets or shares of capital stock other that such shares of Common Stock, rights or warrants (so that any Exercise Price reduction required by this Section 3.5 is made) immediately followed by (2) a dividend or distribution of such shares of Common Stock, rights or warrants (so that there is made any further Exercise Price reduction required by Section 3.2 or 3.3 hereof).

            In lieu of any adjustment to the Exercise Price provided for in this Section 3.5, the Holder may elect, in its sole discretion, to receive such dividend or distribution as would be received by a holder of the number of shares of Common Stock issuable upon the exercise of this War-rant. Such dividend or distribution shall be declared, ordered, made or paid at the time such dividend or distribution is declared, ordered, made or paid on the Common Stock, without any requirement of any exercise hereof.

            3.6 Sales Below Market Price. If, after the date hereof, the Company shall issue or sell its shares of Common Stock for consideration per share that is less than the Current Market Price on the Trading Day next preceding the date of such issuance (unless (i) the provisions of 3.2, 3.3, 3.4 or 3.5 shall be applicable, (ii) such issuance or sale is in connection with a bona fide underwritten public offering, or (iii) such issuance or sale is in consideration for assets or ownership interests acquired by the Company in an arm's length transaction with a bona fide third party) the Exercise Price shall be adjusted to equal the product of the Exercise Price in effect immediately prior to such action, multiplied by a fraction (a) the numerator of which is the Adjusted Fair Market Value per share and (b) the denominator of which is such Current Market Price.

            "Adjusted Fair Market Value" shall mean (i) the sum of (x) the product of (A) the number of shares of Common Stock outstanding immediately prior to such issue or sale times (B) the Current Market Price, plus (y) the consideration, if any, received by the Company upon such issue or sale, divided by (ii) the number of shares of Common Stock outstanding immediately after such issue or sale.


                                                Page 38 of 65 Pages

            3.7 Minimum Adjustment of Warrant Price. If the amount of any adjustment of the Exercise Price required pursuant to this Section 3 would be less than one percent (1%) of the Exercise Price in effect at the time such adjustment is otherwise so required to be made, such amount shall be carried forward and adjustment with respect thereto made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least one percent (1%) of such Exercise Price, provided, that all such adjustments required pursuant to Section 3 and carried forward under this
Section 3.7 shall be made upon (and in connection with) any exercise of the Warrant.

            3.8 Form of Warrants. Irrespective of any adjustments in the Exercise Price or the number of shares of Common Stock purchasable upon the exercise of this Warrant, this Warrant (and any Warrant hereafter issued) may continue to express the same price and number and kind of shares as are stated in the Warrant initially issued.

            4. Consolidation, Merger, etc. If, after the date hereof, the Company shall

                  (a) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation of such consolidation or merger, or

                  (b) permit any other Person to consolidate with or merge into the Company and the Company shall be the continuing or surviving Person but, in connection with such consolidation or merger, the Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, or

                  (c) effect a capital reorganization or reclassification of the Common Stock,

then (i) lawful and adequate provision shall be made so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder of this Warrant, upon the exercise hereof after the consummation of such transaction, shall be entitled to receive, in lieu of the Common Stock issuable upon such exercise, the kind and amount of securities, cash or other property to which such Holder would have been entitled upon such con-summation if such Holder had exercised the rights represented by this Warrant in full immediately prior thereto and (ii) appropriate provision shall be made with respect to rights and interests of the Holder to the end that the provisions hereof (including without limitation provisions for adjustment of the Exercise Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of any conversion rights hereunder.





                                                Page 39 of 65 Pages

            5. Certain Covenants. The Company shall (a) not permit the par value of any shares of stock receivable upon the exercise of this Warrant to exceed the amount payable therefor upon such exercise, and
(b) take all such action as may be necessary or appropriate to validly and legally issue fully paid and nonassessable shares of stock on the exercise of this Warrant.

            6. Accountants' Report as to Adjustments. Upon the occurrence of any event requiring adjustment or readjustment in the Exercise Price or the shares of Common Stock issuable upon the exercise of this Warrant, the Company will promptly compute such adjustment or read-justment in accordance with the terms of this Warrant and cause independent certified public accountants of recognized national standing (which may be the regular auditors of the Company) to verify such computation and prepare a report setting forth such adjustment or readjustment and showing in reasonable detail the method of calculation thereof and the facts upon which such adjustment or readjustment is based. The Company will promptly mail a copy of each such report to the Holder.

            7. Payment of Taxes. The Company shall pay any and all issue or other taxes that may be payable in respect of any issue or delivery of shares of Common Stock upon exercise of the Warrants. The Company shall not, however, be required to pay any tax payable in respect of any transfer involved in the issue or delivery of Warrants or shares of Common Stock issued upon exercise of the Warrants (or other securities or assets) in a name other than that in which the Warrants so exercised were registered.

            8. Reservation of Stock, etc. The Company shall at all times reserve and keep available, solely for issuance and delivery upon exercise of this Warrant, the number of shares of Common Stock from time to time issuable upon exercise of this Warrant. All shares of Common Stock issuable upon exercise of this Warrant shall be duly authorized and, when issued upon such exercise in accordance with the terms hereof, shall be validly issued, fully paid and nonassessable, with no liability on the part of the holders thereof.

            9.    Ownership and Transfer.

                  (a) The Company shall treat the person in whose name this Warrant is registered on the register (the "Warrant Register") kept at the office of the Company maintained pursuant to this Section 9 as the owner and holder hereof for all purposes.

                  (b) This Warrant shall be transferable only on the Warrant Register, upon delivery hereof, accompanied by a written instrument or instruments of transfer, duly executed by the registered Holder hereof or by the duly appointed legal representative hereof or by a duly autho-rized attorney. Upon the surrender of this Warrant, properly endorsed, for registration of transfer or for exchange at the office of the Company main-tained pursuant to Section 9, the Company shall execute and deliver to or upon the order of the Holder hereof a new Warrant or Warrants of like

                                                Page 40 of 65 Pages

tenor, in the name of such Holder or as such Holder may direct, calling in the aggregate on the face or faces thereof for the number of shares of Com-mon Stock called for on the face hereof.

                  (c) The Company will maintain an office in the State of California, which office shall initially be at Four Embarcadero Center, Suite 3620, San Francisco, California 94111-4115, until such time as the Company shall notify the Holder of any change of location of such office.

                  (d) If any warrant certificate shall be mutilated, lost, stolen or destroyed, the Company shall issue and deliver in exchange and substitution for and upon cancellation of the mutilated certificate, or in lieu of and substitution for the certificate lost, stolen or destroyed, and upon receipt of evidence to their reasonable satisfaction of the destruction, loss or theft of any certificate and such security or indemnity as may reasonably be required by them to save each of them and any of their agents harmless, to issue a new certificate of like tenor and representing an equivalent right or interest.

            10. No Rights or Liabilities as Stockholder. Nothing con-tained in this Warrant shall be construed as conferring upon the Holder any rights as a stockholder of the Company or as imposing any obligation on such Holder to purchase any securities or as imposing any liabilities on such Holder as a stockholder of the Company, whether such obligation or liabilities are asserted by the Company or by creditors of the Company.

            11. Notices. All notices, demands, requests, consents, approvals or other communications required or permitted to be given hereun-der or which are given with respect to this Warrant shall be in writing and shall be personally served or delivered by a reputable air courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed (a) if to the Holder, at the registered address of such Holder as set forth in the register kept at the principal office of the Company, or (b) if to the Company, to the attention of its Chief Executive Officer at its office maintained pursuant to Section 9, provided that the exercise of any Warrant shall be effective only in the manner provided in Section 2. Notice shall be deemed given on the date of service or confirmation of receipt of transmission if personally served or trans-mitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given on the next Business Day following delivery of such notice to a reputable air courier service.

            12. Miscellaneous. This Warrant and any term hereof may be changed, waived, discharged or terminated only by an instrument in writing signed by the party against which enforcement of such change, waiver, dis-charge or termination is sought. This Warrant shall be governed by and construed in accordance with the laws of the State of California as applied to contracts made and performed within the State of California without regard to principles of conflict of laws. Titles and headings of sections of this Warrant are for convenience only and shall not affect the con-struction of any provision of this Warrant.

                                                Page 41 of 65 Pages

                                          AMERICAN SHARED HOSPITAL SERVICES




                                          By: -----------------------------
                                                Name:
                                                Title:





Attest


By: ------------------------------------
      Name:
      Title:




                                                Page 42 of 65 Pages

                              FORM OF SUBSCRIPTION

               [To be executed only upon exercise of Warrant]


To:  AMERICAN SHARED HOSPITAL SERVICES

            The undersigned registered holder of the within Warrant hereby irrevocably exercises such Warrant for, and purchases thereunder, ------ shares of Common Stock of AMERICAN SHARED HOSPITAL SERVICES and requests that the certificates for such shares be issued in the name of, and delivered to the undersigned, whose address is set forth below. In payment therefor (check one):

The Company may withhold therefrom, and the undersigned holder hereby surrenders its right to, that number of shares of Common Stock with an aggregate Closing Price as of the date of exercise equal to the aggregate Exercise Price for the shares designated for purchase in the preceding sen-tence.

The undersigned holder has included a certified or official bank check payable to the order of the Company in an amount equal to the aggregate Exercise Price for the shares designated for purchase in the preceding sentence.



Dated:                        ----------------------------------------
                              (Signature must conform in all respects to name of holder as specified on the face of Warrant)


                                    ------------------------------
                                          (Street Address)


                                    ------------------------------
                                          (City) (State) (Zip Code)

                                                Page 43 of 65 Pages

                        FORM OF ASSIGNMENT


            For value received ---------------- hereby sells, assigns and transfers unto -------------- the within Warrant, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ----------------- attorney, to transfer said Warrant on the books of the Company, with full power of substitution in the premises.


Dated: -----------------------------------------



                              --------------------------------------------
Note: The above signature must correspond with the name as written upon the face of this Warrant in every particular, without alternation or enlargement or any change whatever.


Signature Guaranteed:










                                                Page 44 of 65 Pages

                        Exhibit 3


                  REGISTRATION RIGHTS AGREEMENT

            This Registration Rights Agreement (the "Agreement") is made pursuant to the Note Purchase Agreement, dated as of May 17, 1995 among American Shared Hospital Services, a California corporation (the "Compa-ny"), the Holders referred to therein (the "Note Purchase Agreement") and General Electric Company, a New York corporation acting through GE Medical Systems. In order to induce the Holders to enter into the Note Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement.

            The parties hereby agree as follows:

1.    Definitions

            Capitalized terms used by not otherwise defined herein shall have the meaning given thereto in the Note Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

            Advice:  See Section 5 hereof.

            Common Stock:  The common stock, no par value, of the Company.

            DTC:  See Section 5 hereof.

            GE Warrant:  Warrants to purchase 225,000 shares of Common
Stock.

            Losses:  See Section 7 hereof.

            NASDAQ:  See Section 5 hereof.

            Person: Any individual, partnership, corporation, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof, or other entity.

            Piggyback Registration:  See Section 3 hereof.

            Prospectus: The prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

                                                Page 45 of 65 Pages

            Registrable Securities: The Shares and Warrants, upon the respective original issuance thereof, and at all times subsequent thereto, until, in the case of any such security, (i) it is effectively registered under the Securities Act and disposed of in accordance with the Registra-tion Statement covering it, (ii) it is saleable by the holder thereof pursuant to Rule 144(k) or (iii) it is distributed to the public pursuant to Rule 144.

            Registration Expenses:  See Section 6 hereof.

            Registration Statement: Any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

            Rule 144: Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.

            SEC:  The Securities and Exchange Commission.

            Securities Act: The Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

            Shareholder: Each of the shareholders party hereto and any party who shall hereafter acquire from a Shareholder and hold Registrable Securities.

            Shares: Any shares of capital stock of the Company owned by any Shareholder, whether owned on the date hereof or hereafter acquired, including (without limitation) any shares issued upon exercise of the Warrants or the GE Warrant.

            Special Counsel: Any special counsel to the Shareholders, the fees and expenses of which the Shareholders of Registrable Securities will be reimbursed pursuant to Section 7(b) hereof.

            Underwritten registration or underwritten offering: A registration in which securities of the Company are to be sold to an underwriter for reoffering to the public.

            Warrants: Any warrants to purchase shares of Common Stock owned by any Shareholder, whether owned on the date hereof or hereafter acquired.

            Warrant Shares: The shares of Common Stock issued upon exercise of the Warrants in accordance with the terms thereof.




                                                Page 46 of 65 Pages
2.    Shelf Registration

                  (a) The Company shall, on or prior to July 31, 1995 prepare and file with the SEC a Registration Statement under the Securities Act for an offering to be made on a continuous basis pursuant to Rule 415 (or any similar rule that may be adopted by the SEC) under the Securities Act covering all the Registrable Securities (the "Shelf Registration").

                  (b) The Shelf Registration shall be on Form S-1 or another appropriate Form (reasonably acceptable to the holders of the Registrable Securities offered thereby) permitting registration of such Registrable Securities for resale by such holders in the manner or manners designated by them (including, without limitation, one or more underwritten offerings). The Company shall not permit any securities other than the Registrable Securities to be included in the Shelf Registration.

                  (c) The Company shall use its best efforts to cause the Shelf Registration to become effective under the Securities Act on or prior to 60 days after the filing thereof and shall keep the Shelf Registration continuously effective for a period of 36 months from the date on which the Shelf Registration becomes effective under the Securities Act (subject to extension pursuant to Section 4(a) and Section 5 hereof), or such shorter period that will terminate when all Registrable Securities covered by the Shelf Registration have been sold. The Company shall also supplement or make amendments to the Shelf Registration if required by the rules, regulations or instructions applicable to the registration form used by the Company or if required by the Securities Act or if reasonably requested by holders of a majority of the Registrable Securities covered by the Shelf Registration or any underwriter of the Registrable Securities.

                  (d) If any of the Registrable Securities registered pursuant to the Shelf Registration are to be sold in one or more firm commitment underwritten offerings, and the managing underwriter advises the Shareholders of such securities in writing that in its opinion the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to materially and adversely affect the success of such offering, then there shall be included in such firm commitment underwritten offering the number or dollar amount of Registrable Securities held by the Shareholders that in the opinion of such managing underwriter can be sold, and such Registrable Securities shall be allocated pro rata on the basis of the number or dollar amount of securities owned by each such Shareholder participating in such offering.

3.    Piggyback Registration

                  (a) Right to Piggyback. If at any time the Company proposes to file a registration statement under the Securities Act with respect to an offering of any class of equity securities (other than a registration statement (i) on Form S-4 or S-8 or any successor forms thereto, or (ii) filed in connection with an offering made solely to employees of the Company), whether or not for its own account, then the Company shall give written notice of such proposed filing to the Shar-eholders of Registrable Securities at least fifteen days before the antici

                                                Page 47 of 65 Pages

pated filing date. Such notice shall offer such Shareholders the opportu-nity to register such amount of Registrable Securities as each such Shareholder may request (a "Piggyback Registration"). Subject to Section 3(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein. The Shareholders of Registrable Securities shall be permitted to withdraw all or part of the Registrable Securities from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.

                  (b) Priority on Piggyback Registrations. The Company shall cause the managing underwriter of a proposed underwritten offering to permit Shareholders of Registrable Securities requested to be included in the registration for such offering to include all such Registrable Securi-ties on the same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the managing underwriter of such offering delivers an opinion to the holders of Registrable Securities that the total number or dollar amount of securities that such Shareholders, the Company and any other Persons having rights to participate in such registration ("Other Holders"), propose to include in such offering is such as to materially and adversely affect the success of such offering, then:

                  (i) if such Piggyback Registration is a primary regis-tration on behalf of the Company, the amount of securities to be offered for the account of Shareholders of Registrable Securities and Other Holders, shall be reduced (to zero if necessary) pro rata on the basis of the number or dollar amounts of securities owned by each such holder participating in such offering to the extent necessary to reduce the total amount of securities to be included in such offering to the amount recommended by such managing underwriter or underwriters; and

                  (ii) if such Piggyback Registration is an underwritten secondary registration on behalf of holders of securities of the Company pursuant to demand registration rights, the Company shall include in such registration: (x) first, up to the full number or dollar amount of securi-ties of such Persons exercising "demand" registration rights that in the opinion of such managing underwriter or underwriters can be sold or allocated among such holders as they may otherwise so determine, and (y) second, any securities to be sold for the account of the Company and (z) third, the number or dollar amount of Registrable Securities and securities held by Shareholders and Other Holders in excess of the amount of securi-ties such Persons exercising "demand" registration rights propose to sell that, in the opinion of such managing underwriter or underwriters, can be sold (allocated pro rata among the Shareholders of such Registrable Securi-ties and Other Holders on the basis of the number or dollar amount of securities owned by such holders).






                                                Page 48 of 65 Pages

4.    Hold-Back Agreements

                  (a) Restrictions on Sale by Shareholders of Registrable Securities. Each Shareholder agrees not to effect any sale or transfer of the Registrable Securities issued to it as part of the consideration under the Note Purchase Agreement until the earlier to occur of (i) September 17, 1995, and (ii) the shareholder vote with respect to the Additional Issuance. In addition, each Shareholder whose Registrable Securities are covered by a Registration Statement filed pursuant to Section 2 or 3 here-of, agrees that, if such Shareholder is requested (pursuant to a timely written notice) by the managing underwriter in an underwritten offering, not to effect any public sale or distribution of any of the Company's equity securities, including a sale pursuant to Rule 144 (except as part of such underwritten registration), during the 10-day period prior to, and during the 90-day period beginning on, the closing date of each underwrit-ten offering made pursuant to such Registration Statement. If a request is made pursuant to this Section 4(a), the time period during which a Shelf Registration is required to remain continuously effective pursuant to
Section 2(c) shall be extended by 100 days or such shorter period that will terminate when all such Registrable Securities not so included have been sold pursuant to such Registration Statement.

                  (b) Restrictions on Sale by the Company and Others. The Company shall not effect any registration of its securities (other than a registration statement on Form S-8 or any successor form thereto), or effect any public or private sale or distribution of any of its securities other than in connection with the Additional Issuance, including a sale pursuant to Regulation D under the Securities Act, whether on its own behalf or at the request of any holder or holders of such securities (other than pursuant to and in accordance with this Agreement), (i) from the date hereof until 90 days after the effective date of the Shelf Registration, and (ii) for a 90 day period from the date of each notice to the Company of a Shareholder's intent to sell Registrable Securities pursuant to an underwritten public offering, unless the Company shall have first notified in writing the Shareholders of Registrable Securities covered by such Registration Statement of its intention to do so, and the Shareholders of a majority of the Registrable Securities requested to be registered pursuant to Section 2 shall have consented thereto in writing; provided that the Company shall not be obligated to refrain from sales or transfers pursuant to clause (ii) above with respect to more than one such underwritten public offering during any 12-month period.

            The Company shall cause each holder of its equity securities purchased from the Company at any time on or after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution of any such securities during such period, including a sale pursuant to Rule 144.






                                                Page 49 of 65 Pages

5.    Registration Procedures

            In connection with the Company's registration obligations pursuant to Sections 2 and 3 hereof, the Company shall effect such registrations to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

                  (a) Prepare and file with the SEC a Registration State-ment or Registration Statements on any appropriate Form under the Securities Act available for the sale of the Registrable Securities by the holders thereof in accordance with the intended method or methods of distribution thereof, and cause each such Registration Statement to become effective and remain effective as provided herein; provided, however, that before filing a Registration Statement or Prospectus or any amendments or supplements thereto (including documents that would be incorporated or deemed to be incorporated therein by reference) the Company shall furnish to the Shareholders of the Registrable Securities covered by such Registra-tion Statement, the Special Counsel and the managing underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such Shareholders, the Special Counsel and such underwriters, and the Company shall not file any such Registration State-ment or amendment thereto or any Prospectus or any supplement thereto (including such documents which, upon filing, would or would be incorporated or deemed to be incorporated by reference therein) to which the Shareholders of a majority of the Registrable Securities covered by such Registration Statement, the Special Counsel or the managing underwrit-er, if any, shall reasonably object to the contents thereof on a timely basis.

                  (b) Prepare and file with the SEC such amendments and post-effective amendments to each Registration Statement as may be necessary to keep such Registration Statement continuously effective for the applicable period specified in Section 2; cause the related Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provisions then in force) under the Securities Act; and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement as so amended or to such Prospec-tus as so supplemented.

                  (c) Notify the selling Shareholders of Registrable Securities, the Special Counsel and the managing underwriters, if any, promptly, and (if requested by any such Person) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the

                                                Page 50 of 65 Pages

issuance by the SEC or any other Federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose, (iv) if at any time the representations and warranties of the Company contained in any agreement contemplated by Section 5(m) below (including any underwriting agreement) below cease to be true and correct, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the happening of any event which makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue or which requires the making of any changes in a Registration Statement, Prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact required to be stated therein is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

                  (d) Use every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any juris-diction, at the earliest possible moment.

                  (e) If requested by the managing underwriters, if any, or any Shareholder of Registrable Securities being sold, (i) promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters, if any, and such Shareholder agree should be included therein as may be required by applicable law, (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment, and (iii) supplement or make amendments to any Registration Statement.

                  (f) Furnish to each selling Shareholder of Registrable Securities, the Special Counsel and each managing underwriter, if any, without charge, (i) at least one signed copy of the Registration Statement or Statements and any post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference or deemed incorporated therein by reference and all exhibits (including those previously furnished or incorporated by reference) at the earliest practicable time under the circumstances before the filing of such documents with the SEC and (ii) as many copies of the Prospectus or Pro-spectuses relating to such Registrable Securities (including each prelimi-nary prospectus) and any amendment or supplement thereto as such Persons

                                                Page 51 of 65 Pages

may request. The Company hereby consents to the use of such Prospectus or each amendment or supplement thereto by each of the selling Shareholders of Registrable Securities and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by such Prospectus or any amendment or supplement thereto.

                  (g) Prior to any public offering of Registrable Securi-ties, to register or qualify or cooperate with the selling Shareholders of Registrable Securities, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as any seller or underwriter reasonably requests in writing; keep each such registration or qualification (or exemption therefrom) effective during the period such Registration Statement is required to be kept effective and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the applicable Registration Statement; provided, however, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it is not then so qualified or (ii) take any action that would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject.

                  (h) Cooperate with the selling Shareholders of Regis-trable Securities and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, which certificates shall not bear any restrictive legends; and enable such Registrable Securities to be registered in such names as the managing underwriters, if any, request at least two business days prior to any sale of Registrable Securities to the underwriters.

                  (i) Cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof or the underwriters, if any, to consummate the disposition of such Registrable Securities.

                  (j) Upon the occurrence of any event contemplated by paragraph 5(c)(vi) or 5(c)(vii) above, prepare a supplement or post-effective amendment to each Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.





                                                Page 52 of 65 Pages

                  (k) Cause all Registrable Securities covered by such Registration Statement to be (i) listed on each securities exchange, if any, on which similar securities issued by the Company are then listed, or
(ii) authorized to be quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or the National Market System of NASDAQ if the securities so qualify.

                  (l) Enter into such agreements (including an underwrit-ing agreement in form, scope and substance as is customary in underwritten offerings) and take all such other actions in connection therewith (including those requested by the managing underwriters, if any, or the Shareholders of a majority of the Registrable Securities being sold) in order to expedite or facilitate the disposition of such Registrable Securities and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration, (i) make such representations and warranties to the Shareholders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, the Registration Statement, Prospectus and documents incorporated by reference or deemed incorporated by reference, if any, in each case, in form, substance and scope as are customarily made by issuers to underwriters in underwritten offerings and confirm the same if and when requested; (ii) obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any, and the Shareholders of a majority of the Registrable Securities being sold) addressed to each selling Shareholder of Registrable Securities and each of the underwriters, if any, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably request-ed by such Shareholders and underwriters, including without limitation the matters referred to in paragraph 5(m)(i) above; (iii) obtain "cold comfort" letters and updates thereof from the independent certified public ac-countants of the Company (and, if necessary, any other certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data is, or is required to be, included in the Registration Statement), addressed to each selling Shareholder of Registrable Securities and each of the underwriters, if any, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings; and (iv) deliver such documents and certificates as may be requested by the Shareholders of a majority of the Registrable Securities being sold, the Special Counsel and the managing underwriters, if any, to evidence the continued validity of the representations and warranties of the Company and its subsidiaries made pursuant to clause (i) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.






                                                Page 53 of 65 Pages

                  (m) Make available for inspection by a representative of the Shareholders of Registrable Securities being sold, any underwriter participating in any disposition of Registrable Securities, if any, and any attorney or accountant retained by such selling Shareholders or underwrit-er, all financial and other records, pertinent corporate documents and properties of the Company and its subsidiaries, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information reasonably requested by any such representative, underwriter, attorney or accountant in connection with such Registration Statement; provided, however, that any records, information or documents that are designated by the Company in writing as confidential at the time of delivery of such records, information or documents shall be kept confiden-tial by such Persons unless (i) such records, information or documents are in the public domain or otherwise publicly available, (ii) disclosure of such records, information or documents is required by court or administra-tive order or is necessary to respond to inquiries of regulatory authorities or (iii) disclosure of such records, information or documents, in the opinion of counsel to such Person, is otherwise required by law (including, without limitation, pursuant to the requirements of the Securities Act).

                  (n) File any reports required to be filed by it under the Securities Act and the Securities Exchange Act of 1934, as amended, and that it will take such further action as any Shareholder may reasonably request, all to the extent required from time to time to enable Share-holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Rule 144A under the Securities Act, as such Rules may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Shareholder, the Company will deliver to such Shareholder a written statement as to whether it has complied with such requirements.

                  (o) Use its best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

                  (p) Prior to the effective date of the Shelf Registration or the first Piggy-Back Registration, whichever shall occur first, (i) provide the transfer agent with printed certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company ("DTC"), and (ii) provide a CUSIP number for the Registrable Securities.






                                                Page 54 of 65 Pages

                  (q) In connection with an underwritten offering, participate, to the extent reasonably requested by the managing underwriter for the offering or the Holders, in customary efforts to sell the securities under the offering, including, without limitation, participating in "road shows"; provided that the Company shall not be obligated so to participate in more than one such offering in any 12-month period.

            The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish to the Company such information regarding the distribution of such Registrable Securities as the Company may, from time to time, reasonably request in writing.

            Each Shareholder of Registrable Securities agrees by acquisi-tion of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(c)(ii), 5(c)(iii), 5(c)(v), 5(c)(vi) or 5(c)(vii) hereof, such
Shareholder will forthwith discontinue disposition of such Registrable Securities covered by such Registration Statement or Prospectus until such Shareholder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(j) hereof, or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus. In the event the Company shall give any such notice, the time period mentioned in Section 2(c) hereof shall be extended by the number of days during the time period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement shall have received (x) the copies of the supplemented or amended Prospectus contem-plated by Section 5(j) hereof or (y) the Advice.

6.    Registration Expenses

                  (a) All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any of the Registration Statements become effective. Such fees and expenses shall include, without limitation, (i) all regis-tration and filing fees (including, without limitation, fees and expenses -
(x) with respect to filings required to be made with the National Association of Securities Dealers, Inc. and (y) of compliance with securities or "blue sky" laws (including without limitation fees and disbursements of counsel for the underwriters or selling holders in connec-tion with "blue sky" qualifications of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as the managing under-writers, if any, or Shareholders of a majority of the Registrable Securities being sold may designate)), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities in a form eligible for deposit with DTC and of printing prospectuses if the printing of prospectuses is requested by the Shareholders of a majority of the Registrable Securities included in any Registration Statement), (iii) messenger, telephone and delivery expens

                                                Page 55 of 65 Pages

es, (iv) fees and disbursements of counsel for the Company, (v) fees and disbursements of all independent certified public accountants referred to in Section (5)(m)(iii) hereof (including the expenses of any annual or special audit and "cold comfort" letters required by or incident to such performance), and (vi) fees and expenses of all other Persons retained by the Company.

                  (b) In connection with any Shelf Registration or Piggy-back Registration hereunder, the Company shall reimburse the Shareholders of the Registrable Securities being registered in such registration for the reasonable fees and disbursements of not more than one counsel (or more than one counsel if a conflict exists among such selling Shareholders in the exercise of the reasonable judgment of counsel for the selling Shareholders and counsel for the Company), together with appropriate local counsel, chosen by the Shareholders of a majority of the Registrable Securities being registered.

7.    Indemnification

                  (a) Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the fullest extent permitted by law, each Shareholder of Registrable Securities, the partners, officers, directors, agents and employees of each of them, each Person who controls such Shareholder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the partners, officers, directors, agents and employees of each such controlling person, from and against all losses, claims, damages, liabilities, costs (including, without limitation, the costs of preparation and attorneys' fees) and expenses (collectively, "Losses") to be reimbursed promptly, as incurred, arising out of or based upon any untrue or alleged untrue state-ment of a material fact contained in any Registration Statement, Prospectus or form of Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based solely upon information furnished in writing to the Company by such Shareholder expressly for use therein. The Company shall also indemnify each underwriter, selling broker, dealer manager and similar securities industry professional participating in the distribution, and each of their officers, directors, agents and employees and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided above with respect to the indemnification of the holders of Regis-trable Securities.

                  (b) Indemnification by Shareholder of Registrable Secu-rities. In connection with any Registration Statement in which a Shareholder of Registrable Securities is participating, such Shareholder of Registrable Securities shall furnish to the Company in writing such infor-mation as the Company reasonably requests for use in connection with any Registration Statement or Prospectus and agrees to indemnify, to the fullest extent permitted by law, the Company, its directors and officers,

                                                Page 56 of 65 Pages

agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange
Act), and the directors, officers, agents or employees of such controlling persons, from and against all Losses arising out of or based upon any untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary prospectus or arising out of or based upon any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue statement or omission is contained in and in conformity with any information so furnished in writing by such Shareholder to the Company expressly for use in such Registration Statement or Prospectus and that such information was solely relied upon by the Company in preparation of such Registration Statement, Prospectus or pre-liminary prospectus. In no event shall the liability of any selling Shareholder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses) received by such Shareholder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an "indemnified party"), such indemnified party shall give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any Proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced materially by such failure. All such fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the indemnified party, as incurred, within five days of written notice thereof to the indemnifying party (regardless of whether it is ultimately determined that an indemnified party is not entitled to indemnification hereunder). The indemnifying party shall not consent to entry of any judgment or enter into any settlement or otherwise seek to terminate any Proceeding in which any indemnified party is or could be a party and as to which indemnification or contribution could be sought by such indemnified party under this Section 7, unless such judgment, settlement or other termination includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

                  (d) Contribution. If the indemnification provided for in this Section 7 is unavailable to an indemnified party under Section 7(a) or 7(b) hereof in respect of any Losses or is insufficient to hold such indemnified party harmless, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall, jointly and severally, contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or indemnifying parties, on the

                                                Page 57 of 65 Pages

one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party or indemnifying parties, on the one hand, and such indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any Proceeding.

            The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provision of this Section 7(d), an indemnifying party that is a selling Shareholder of Registrable Securities shall not be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities sold by such indemnifying party and distributed to the public were offered to the public exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities
Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

            The indemnity, contribution and expense reimbursement obligations of the Company hereunder shall be in addition to any liability the Company may otherwise have hereunder or otherwise. The provisions of this Section 7 shall survive so long as Registrable Securities remain outstanding, notwithstanding any transfer of the Registrable Securities by any Shareholder or any termination of this Agreement.

8.    Underwritten Registrations

            If any of the Registrable Securities covered by a Shelf Registration are to be sold in an underwritten offering, the investment banker or investment bankers and manager or managers that will manage the offering will be selected by the Shareholders of a majority of such Regis-trable Securities included in such offering. If any Piggyback Registration is an underwritten offering, the Company shall have the right to select the investment banker or investment bankers and managers to administer the offering; provided, however, that such investment bank or manager shall be reasonably satisfactory to the Shareholders of a majority of the Registrable Securities included in such offering.



                                                Page 58 of 65 Pages


9.    Miscellaneous

                  (a) Remedies. In the event of a breach by the Company of its obligations under this Agreement, each Shareholder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific perfor-mance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

                  (b) No Inconsistent Agreements. The Company has not, as of the date hereof, and shall not, on or after the date of this Agreement, enter into any agreement with respect to its securities which is incon-sistent with the rights granted to the Shareholders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof. The Company has not entered into any agreement with respect to its securities granting any registration rights to any Person other than this Agreement.

                  (c) Amendments and Waivers. This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given, provided the same are in writing and signed by the Company and each of the Shareholders of Registrable Securities. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclu-sively to the rights of Shareholders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other Shareholders of Registrable Securities may, in lieu of complying with the first sentence of this Section 9(c), be given by all Shareholders of the Registrable Securi-ties being sold; provided, however, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence.

                  (d) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing and shall be deemed given (i) when made, if made by hand delivery, (ii) upon confirmation, if made by telecopier or (iii) one business day after being deposited with a reputable next-day courier, postage prepaid, to the parties as follows:

                  (x) if to a Shareholder of Registrable Securities, at the most current address given by such Shareholder to the Company in accordance with the provisions of this Section 9(d), which address ini-tially is the address set forth on its respective signature page attached hereto; and



                                                Page 59 of 65 Pages

                  (y) if to the Company, initially at Four Embarcadero Center, Suite 3620, San Francisco, California 94111-4115, Fax: (415) 788-5660, Attention: Chief Executive Officer, and thereafter at such other ad-dress, notice of which is given in accordance with the provisions of this
Section 9(d);

or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

                  (e) Owner of Registrable Securities. The Company will maintain, or will cause its registrar and transfer agent to maintain, a stock book with respect to the Common Stock and the Warrants, in which all transfers of Registrable Securities of which the Company has received notice will be recorded. The Company may deem and treat the person in whose name Registrable Securities are registered in the stock book of the Company as the owner thereof for all purposes, including without limitation, the giving of notices under this Agreement.

                  (f) Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of any and all successors and assigns of each of the parties and shall inure to the benefit of each Shareholder of any Registrable Securities. The Company may not assign its rights or obligations hereunder without the prior written consent of each Shareholder of any Registrable Securities. Notwithstanding the foregoing, no transferee shall have any of the rights granted under this Agreement (i) until such transferee shall acknowledge its rights and obligations hereunder by a signed written statement of such transferee's acceptance of such rights and obligations or (ii) if the transferor notifies the Company in writing on or prior to such transfer that the transferee shall not have such rights.

                  (g) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  (i) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF CALIFORNIA, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

                  (j) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invali-dated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same

                                                Page 60 of 65 Pages


result as that contemplated by such term, provision, covenant or re-striction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

                  (k) Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the prevailing party, as deter-mined by the court, shall be entitled to recover reasonable attorneys' fees in addition to any other available remedy.

                                                Page 61 of 65 Pages

            IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.


                                    AMERICAN SHARED HOSPITAL SERVICES


                                    By:------------------------------
                                    Name:
                                    Title:

                                    AIF II, L.P.

                                     By:  Apollo Advisors, L.P.
                                     Managing General Partner

                                    By:  Apollo Capital Management, Inc.
                                           General Partner


                                     By:------------------------------
                                    Its:------------------------------

                                    1999 Avenue of the Stars, Suite 1900
                                    Los Angeles, California  90067
                                    Attn:  Pandora Pang
                                    Fax:   (310) 201-4198

                                                Page 62 of 65 Pages

                                    ANCHOR NATIONAL LIFE INSURANCE COMPANY


                                    By:------------------------------
                                    Name:
                                    Title:

                                    Address for Notice:

                                    1999 Avenue of the Stars, 38th Floor
                                    Los Angeles, California  90067
                                    Attn:
                                    Fax:   (310) 772-6150


                                    GENERAL ELECTRIC COMPANY
                                    acting through GE MEDICAL SYSTEMS


                                    By:------------------------------
                                    Name:
                                    Title:

                                    Address for Notice:

                                    20825 Swensen Drive, Suite 100
                                    Waukesha, Wisconsin  53186
                                    Attn:  Investment Manager
                                    Fax:   (414) 798-4528

                                                Page 63 of 65 Pages

                                    GRACE BROTHERS, LTD.



                                    By:------------------------------
                                    Name:
                                    Title:

                                    Address for Notice:

                                    1000 West Diversey Street, Suite 233
                                    Chicago, Illinois  60614
                                    Attn:  Bradford Whitmore
                                    Fax:    (312) 868-0509


                                    LION ADVISORS, L.P.
                                     on behalf of an account under
                                     management

                                     By:  Lion Capital Management, Inc.
                                           General Partner

                                     By:------------------------------
                                     Its:-----------------------------

                                    Address for Notice:

                                    1999 Avenue of the Stars, Suite 1900
                                    Los Angeles, California  90067
                                    Attn:  Pandora Pang
                                    Fax:   (310) 201-4198


                                                Page 64 of 65 Pages

                                    SUN LIFE INSURANCE COMPANY OF AMERICA


                                    By:-------------------------------
                                    Name:
                                    Title:

                                    Address for Notice:

                                    1999 Avenue of the Stars, 38th Floor
                                    Los Angeles, California  90067
                                    Attn:
                                    Fax:   (310) 772-6150


                                    SUNAMERICA INC.


                                    By:------------------------------
                                    Name:
                                    Title:

                                    Address for Notice:

                                    1999 Avenue of the Stars, 38th Floor
                                    Los Angeles, California  90067
                                    Attn:
                                    Fax:   (310) 772-6150


                                          Page 65 of 65 Pages

                                    UPCHURCH LIVING TRUST  U/A/D 12/14/90


                                    By:------------------------------
                                    Name:
                                    Title:


                                    Address for Notice:

                                    James B. Upchurch
                                    C/O Libra Investments, Inc.
                                    11766 Wilshire Boulevard, Suite 870
                                    Los Angeles, California  90025
                                    Fax:  (310) 312-5666